FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

TABLE OF CONTENTS

Item
1.	Translation of a letter to CONASEV, dated April 1, 2005, regarding the terms and conditions of the 32nd Issue of the Second Program of Commercial Papers of the Company.

2.	Translation of a letter to CONASEV, dated April 5, 2005, regarding the terms and conditions of the 32nd Issue of the Second Program of Commercial Papers of the Company.

3.	Translation of a letter to CONASEV, dated April 5, 2005, regarding the public offer.

4.	Translation of a letter to CONASEV, dated March 29, 2005, regarding the omission of the designation of certain alternate directors.

5.	Translation of a letter to CONASEV, dated March 28, 2005, regarding the resolutions of the special shareholders’ meetings.

6.	Translation of a letter to CONASEV, dated April 8, 2005, regarding the redemption of the 32nd Issue of the Second Program of the Commercial Papers of the Company.

Item 1

Lima, April, 1°, 2005

Messers.

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Presente-

Ref. : Key Events

Dear Sirs,

According to the article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, we inform you the terms and conditions of the 32nd Issue of the Second Program of Commercial Papers of Telefónica del Perú, that are detailed in the notice which will be published April 4th and is attached herein.

Best regards,

Julia María Morales Valentín

Stock Exchange Representative

Item 2

Lima, April, 5°, 2005

Messrs.

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Presente-

Ref. : Key Events

Dear Sirs,

According to the article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, we inform you of the terms and conditions of the 32nd Issue of the Second Program of Commercial Papers Telefónica del Perú, that are detailed in the notice will be which published soon and is attached herein.

Best regards,

Julia María Morales Valentín

Stock Exchange Representative

Item 3

Lima, April 5°, 2005

Messrs.

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Lima.-

Ref. : Key Events

Dear Sirs:

According to the article 28 of the Peruvian Capital Markets Law and regarding the by laws related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, we inform you that the notice of the public offer that was informed as a key event on April 1st has not been published in “Gestión” newspaper, because the Government declared April 4th as a holiday. Pursuant with item d) of article 25 of the Public Offer Rules, it will take place today, April 5th, 2005.

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

Item 4

Lima, March 29th, 2005

Messers.

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Lima.-

Re: Key Events

Dear Sirs,

We hereby specify the key event registered on January, 29th related to the decisions adopted yesterday by the special A-1 shareholders meeting. Hereby we inform you that we involuntarily omitted in such communication the designation of Mr. Jose María Rey, Spanish, as alternate director of such class of shares, like Mr. Juan Carlos Ros Bugueras and Mrs. Julia María Morales Valentín.

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

related to the decisions adopted yesterday by the special A-1 shareholders meeting

Item 5

TRANSLATION

March 28, 2005

Messers.

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Lima.-

Re: Key Events

Dear Sirs,

According to the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you that today were held the classes A-1 and B special shareholders meetings which adopted the following decisions:

SPECIAL SHAREHOLDERS MEETINGS

Both Class A-1 and B shareholders meetings, agreed to change their respective alternate directors, being assigned from the date hereof the following persons in such position which will act in case the respective director is absent:

•	Mr. Manuel Echánove Pasquín, Spanish, identified with Passport N° 409.110-D

•	Mr. Guillermo Ansaldo Lutz, Argentine, identified with Passport N° 14.526.163-N

•	Mr. Álvaro Badiola Guerra, Spanish, identified with Carné de Extranjería N° 000109943

•	Mr. Isidro Javier Delgado Martínez, Spanish, identified with Passport N° 16790223-Q

•	Mr. Juan Carlos Ros Brugueras, Spanish, identified with Passport N° 46115906Y and

•	Mrs. Julia María Morales Valentín, identified with DNI N° 08768750.

ANNUAL SHAREHOLDERS MEETING

The annual shareholders meeting held in the same date adopted the following decisions:

1.	Approval the corporate’s administration and the consolidated and non consolidated financial statements for the year 2004. Enclosed please find the Annual Report approved by the meeting, which contains not material modifications in relation to the one registered on March 1, 2005. The annual audited financial information does not differ from the one informed as a key event on March 1, 2005, therefore it is not enclosed herewith.

2.	Approval of a reduction of the capital stock program to reimburse the disbursement made by the shareholders, which will be executed no longer than 12 months from the date of this meeting and for a maximum amount of S/. 1,350 MM. At the same time, the meeting delegated faculties to the Board of Directors in order to fix the partial amounts of the reduction within the limits and dates approved by the meeting, determine the dates for the capital stock reductions and reach the necessary agreements to execute the program.

Item 5

3.	Modification of the company’s payment dividends policy in the following terms: the total amount of net profits of each year can be assigned to the payment of the dividends after deducting the workers participation, taxes and legal reserve, which could be paid in a provisional or definitive manner for each year, in the moment it is deemed convenient and regarding the investment requirements and the financial situation of the company. In due case, the Board of Directors will fix the percentage, amount and opportunities for the distribution of dividends, and is authorized to determine the dates of register and payment..

4.	Approved that the total amount of net profits, after deducting the workers participation, income tax and legal reserve, will be sent to the accumulated results account for its posterior application. Likewise, the meeting delegated faculties to the board of directors in order to, if it is considered pertinent and after evaluating the financial situation of the company: (i) decide what will be done with the accumulated results and could agree to pay the dividends against the whole or part of them and (ii) fix a provisional dividend against the definitive dividend that will be approved in the annual shareholders meeting of the year 2006 regarding the period 2005.

5.	Did not modify the annual fee payed to the directors for the actual year, which will be paid to both, the directors and substitutes are not as well executives of any of the Telefónica’s Group companies, with the exception of the President of the Board of Directors and the Chief Financial Officer.

6.	Delegated faculties to the Board of Directors in order to designate the external auditors for the year 2005.

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

Item 6

Lima, April 8, 2005

Messers.

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Lima.-

Ref. : Key Events

Dear Sirs:

According to article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the result of the redemption of the 32ST Issue, of the Second Program of Telefónica del Peru’s Commercial Papers made on April 7th, 2005.

The general conditions of the issue are the following:

Offered amount:	Up to S/. 70,000,000 (seventy million Nuevos Soles).
Collocation date:	April 7, 2005
Date of Issue:	April 8, 2005
Nominal Value:	S/. 5,000.00 (five thousand Nuevos Soles)

The conditions of the issue of each serial were:

Serial A:	90 days
Implicit return:	3.9539%
Collocation price:	99.0352% of nominal value.
Collocation amount:	S/. 10,285,000 (ten million two hundred and eighty five thousand Nuevos Soles)
Redemption date:	July 7, 2005
N° of Commercial Papers:	2,057.00

Item 6

Serial B:	180 days
Implicit return:	4.4985%
Collocation price:	97.8239% of nominal value.
Collocation amount Serial B:	S/. 11,000,000 (eleven million Nuevos Soles)
Redemption date:	October 5, 2005
N° of Commercial Papers:	2,200.00

Serial C:	300 days
Implicit return:	4.6145%
Collocation price:	96.3104% of nominal value.
Collocation amount Serial C:	S/. 38,800,000 (thirty and eight million eighty thousand Nuevos Soles)
Redemption date:	February 2, 2006
N° of Commercial Papers:	7,760.00

Find attached the formulary required.

Best regards,

Julia María Morales Valentín

Representative to the Stock Exchange

Item 6

Issuer: Telefónica del Perú S.A.A.

Issue: Second Program of Telefónica del Peru’s Commercial Papers - 32nd Issue.

Leat arranger: BBVA Banco Continental

Placing agent : Continental Bolsa SAB, S.A.

Serial	Implicit Return	Collocation Price	Amount	Collocation Amount	Collocation Date	Date of Issue	Date of Maturity	Nominal Value	N° of ________ (Bonds)
A	3.9539%	99.0352%	S/.10,285,000	S/.10,285,000	04/07/2005	04/08/2005	07/07/2005	S/.5,000	2,057
B	4.4985%	97.8239%	S/.11,000,000	S/.11,000,000	04/07/2005	04/08/2005	10/05/2005	S/.5,000	2,200
C	4.6145%	96.3104%	S/.38,800,000	S/.38,800,000	04/07/2005	04/08/2005	02/02/2006	S/.5,000	7,760

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: April 25, 2005	By:	/s/ Julia María Valentín
	Name:	Julia María Valentín
	Title:	General Counsel